Exhibit 7

British American Tobacco p.l.c.

12 October 2026

TRANSACTION IN OWN SHARES

British American Tobacco p.l.c. (the “Company”) announces that in accordance with the authority granted by shareholders at the Company’s Annual General Meeting on 15 April 2026 it purchased the following number of its ordinary shares of 25 pence each (“Shares”) from Goldman Sachs International during the period from 5 October 2026 to 9 October 2026 as part of its buyback programme announced on 18 March 2024:

Date of purchase:	5 October 2026	6 October 2026	7 October 2026	8 October 2026	9 October 2026
Number of ordinary shares of 25 pence each purchased:	168,340	167,400	165,559	161,542	0
Highest price paid per share (pence):	4,009.00p	4,050.00p	4,079.00p	4,179.00p	0.00p
Lowest price paid per share (pence):	3,948.00p	3,972.00p	4,000.00p	4,091.00p	0.00p
Volume weighted average price paid per share (pence):	3,979.94p	4,002.32p	4,046.89p	4,147.08p	0.00p

The Company intends to cancel the purchased Shares.

Following the purchase and cancellation of these Shares, the Company will have 2,156,557,507 ordinary shares in issue (excluding treasury shares) which carry voting rights and will hold 132,648,864 ordinary shares in treasury. This information may be used by shareholders to determine whether they are required to notify their interest, or a change to their interest, in the Company under the FCA’s Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 as it applies in the UK, a schedule of individual trades carried out by Goldman Sachs International during the period set out above is detailed in the attached:

http://www.rns-pdf.londonstockexchange.com/rns/6037Y_1-2026-10-12.pdf

http://www.rns-pdf.londonstockexchange.com/rns/6037Y_2-2026-10-12.pdf

http://www.rns-pdf.londonstockexchange.com/rns/6037Y_3-2026-10-12.pdf

http://www.rns-pdf.londonstockexchange.com/rns/6037Y_4-2026-10-12.pdf

Enquiries:

Investor Relations

Victoria Buxton | IR_team@bat.com

Schedule of purchases – aggregate information

Issuer name	ISIN Code	Transaction date	Daily total volume (in number of shares)	Daily weighted average price of shares acquired	Platform
British American Tobacco p.l.c.	GB0002875804	05/10/2026	168,340	3,979.94p	LSE
British American Tobacco p.l.c.	GB0002875804	05/10/2026	0	0.00p	CHIX
British American Tobacco p.l.c.	GB0002875804	05/10/2026	0	0.00p	BATE
British American Tobacco p.l.c.	GB0002875804	06/10/2026	167,400	4,002.32p	LSE
British American Tobacco p.l.c.	GB0002875804	06/10/2026	0	0.00p	CHIX
British American Tobacco p.l.c.	GB0002875804	06/10/2026	0	0.00p	BATE
British American Tobacco p.l.c.	GB0002875804	07/10/2026	165,559	4,046.89p	LSE
British American Tobacco p.l.c.	GB0002875804	07/10/2026	0	0.00p	CHIX
British American Tobacco p.l.c.	GB0002875804	07/10/2026	0	0.00p	BATE
British American Tobacco p.l.c.	GB0002875804	08/10/2026	161,542	4,147.08p	LSE
British American Tobacco p.l.c.	GB0002875804	08/10/2026	0	0.00p	CHIX
British American Tobacco p.l.c.	GB0002875804	08/10/2026	0	0.00p	BATE
British American Tobacco p.l.c.	GB0002875804	09/10/2026	0	0.00p	LSE
British American Tobacco p.l.c.	GB0002875804	09/10/2026	0	0.00p	CHIX
British American Tobacco p.l.c.	GB0002875804	09/10/2026	0	0.00p	BATE